03012333

SEC MAIL RECEIVED PROCESSING SECTION
MAR - 3 2003
181
WASH., D.C.

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SEC FILE NUMBER
8-50057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harborview, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Plaza 10, 3 Second Street, 9th Floor
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven LaColla (212) 595-3529
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017-2703
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, See attached ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBORVIEW, LLC

February 25, 2002

State of New York }

} SS:

County of New York }

OATH OR AFFIRMATION

We, the undersigned, officers of Harborview, LLC affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition as of December 31, 2002 is true and correct. We further affirm that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, Inc. we affirm that the attached statement of financial condition as of December 31, 2002 will promptly be made available to those members and allied members whose signatures do not appear below.

Frank Masi
Chief Executive Officer

Steven M. LaColla
Chief Financial Officer

Dawn Volponi
Notary

DAWN VOLPONI
Notary Public, State of New York
No. 01VO6042225
Qualified in Queens County
Commission Expires May 22, 2006

3 Times Square 14th Floor New York, NY 10036
Telephone 212.310.4533 Fax 646.223.9086
Member NYSE

HARBORVIEW, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Members
Harborview, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Harborview, LLC as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harborview, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2003

HARBORVIEW, LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,030,807
Commissions receivable from affiliated broker	467,417
Other assets	10,000
	$ 1,508,224
LIABILITIES	
Due to broker	$ 120,000
Accrued bonuses	305,000
Accrued expenses	158,856
	583,856
MEMBERS' EQUITY	924,368
	$ 1,508,224

See notes to statement of financial condition

HARBORVIEW, LLC

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION

Harborview, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD").

On January 7, 2003, pursuant to an existing option agreement, Instinet Clearing Services Inc. purchased 90.1% of the membership interests of the Company for approximately $594,000, thereby becoming the sole member.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include money market funds.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - COMMITMENTS

The Company is obligated under noncancelable lease agreements with respect to seats on the NYSE. These agreements were extended during 2002 and are to expire in August, November and December 2003. Annual rental commitments under such agreements for the year ended December 31, 2003 are approximately $820,000.

The Company has entered into administrative services and brokerage services agreements with an affiliated company. Under these agreements, the affiliate provides various administrative and management services to the Company, and in return the Company provides floor brokerage services. The agreements provide for net settlement of the amounts due with the brokerage services revenue calculated at 105% of total fixed costs, as defined, and the administrative and management services expense calculated at 3.5% of the brokerage services revenue generated.

NOTE D - INCOME TAXES

The Company is treated as a partnership for tax purposes and is not subject to taxes on federal and state income, which is the responsibility of the members. The Company is subject to the New York City Unincorporated Business Tax.

HARBORVIEW, LLC

Notes to Statement of Financial Condition
December 31, 2002

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000. The Company has net capital of approximately $896,000 at December 31, 2002 which was approximately $646,000 in excess of its required net capital.

The Company also is subject to the minimum net capital requirement of the National Securities Clearing Corporation of $750,000.